                                                                         OMB APPROVAL
                                                                         OMB Number:           3235-0145
                                 UNITED STATES                           Expires:       October 31, 1997
                       SECURITIES AND EXCHANGE COMMISSION                Estimated average burden
                             WASHINGTON, D.C. 20549                      hours per form............14.90
                                                                         -------------------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 3)

                               BioWhittaker, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09066T108
             -------------------------------------------------------
                                 (CUSIP Number)

                 Richard P. Schloss, Marcus Schloss & Co., Inc.
                 One Whitehall Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  Page 1 of 25
                       (Exhibit Index appears at page 23)

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  2  OF  25  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marcus Schloss & Co., Inc.
       TP # 13-5676531
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|
                                                  (B) |_|

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                       |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          226,200**
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON
       WITH
                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          226,200**
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       226,200*
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  |_|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 2.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  3  OF  25  PAGES

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rexford Management, Inc.
         TP# - 13-3749470
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|
                                                  (B) |_|

--------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

          OO,WC,BK
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                        |_|


--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           588,600**
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING        8    SHARED VOTING POWER
      PERSON
       WITH           ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                           588,600**
                      ----------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         588,600**
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       |_|

--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.5%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  4  OF  25  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSC Partners, L.P.
       TP# - 13-3749469
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          588,600**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER
       WITH
                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          588,600**
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       588,600**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|


--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 5.5%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  5  OF  25  PAGES

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rexford Offshore, L.L.C.
       TP# - 13-3862326
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|
                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

       OO, WC
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  |_|


--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          142,900**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER
       WITH
                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          142,900**
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       142,900**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 1.3%**
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  6  OF  25  PAGES

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rexford Fund, Inc.
         TP# - 13-6222049
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

   3     SEC USE ONLY


--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                       |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------

     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           50,000**
     OWNED BY
       EACH           ----------------------------------------------------------
     REPORTING
      PERSON          8    SHARED VOTING POWER
       WITH
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                           50,000**
                      ----------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000**
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 0.5%

--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 09066T108                                       PAGE  7  OF  25  PAGES

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Douglas Schloss
       SS# ###-##-####
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          1,007,700**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER

                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          1,007,700**
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,007,700**

--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 9.4%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  8  OF  25  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard Perry Schloss
       SS # ###-##-####
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          1,007,700**
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          1,007,700**
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,007,700**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                      |_|


--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 9.4%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  9  OF  25  PAGES

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mark Kenwill Schmidt
       SS # ###-##-####
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          3,350
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          3,350
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,350
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**   Each of Douglas Schloss and Richard P. Schloss may be deemed to control
     (i) Marcus Schloss & Co., Inc. ("Marcus Schloss"), (ii) Rexford Management, Inc. ("Rexford"), the sole general partner of MSC Partners, L.P. ("MSCP"),
     (iii) Rexford Offshore, L.L.C. ("Rexford Offshore"), the investment manager of MSC Offshore Fund, Ltd. ("MOFL"), and (iv) Rexford Fund, Inc. ("Rexford Fund"). As Rexford controls MSCP, each of Douglas Schloss and Richard P. Schloss may also be deemed to control MSCP. In addition, because each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund, Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund may be deemed to be under common control. Rexford Offshore, pursuant to an Investment Management Agreement between MOFL and Rexford Offshore, is responsible for (and has discretionary power over) the investment of MOFL's assets. Accordingly, (i) each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of and voting and dispositive power over the 1,007,700 shares of BioWhittaker, Inc. common stock ("Shares") owned of record by Marcus Schloss, MSCP, MOFL and Rexford Fund, (ii) Rexford may be considered to have beneficial ownership of and voting and dispositive power over the 588,600 Shares owned of record by MSCP, and (iii) Rexford Offshore may be considered to have beneficial ownership of and voting and dispositive power over the 142,900 Shares owned of record by MOFL.

         The Statement on Schedule 13D, dated January 20, 1994, as amended by Amendment No. 1 thereto, dated February 9, 1995, and Amendment No. 2 thereto, dated December 11, 1995 (as so amended, the "Schedule 13D"), of Marcus Schloss & Co., Inc., MSC Partners, L.P., Rexford Management, Inc., Rexford Offshore, L.L.C., Douglas Schloss, Richard P. Schloss and Mark K. Schmidt relating to shares of common stock, $.01 par value, of BioWhittaker, Inc., a Delaware corporation (the "Company"), is hereby amended to add Rexford Fund, Inc. as a reporting person and to insert the following information in response to the items indicated.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.01 per share (the "Shares"), of BioWhittaker, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8830 Biggs Ford Road, Walkerville, Maryland 21793-0127.

Item 2.  Identity and Background.

         This Statement is being filed by Marcus Schloss & Co., Inc., a New York corporation ("Marcus Schloss"), MSC Partners, L.P., a Delaware limited partnership ("MSCP"), Rexford Management, Inc., a Delaware corporation ("Rexford"), Rexford Offshore, L.L.C., a Delaware limited liability company ("Rexford Offshore"), Rexford Fund, Inc., a New York not-for-profit corporation ("Rexford Fund"), Douglas Schloss, Richard P. Schloss and Mark K. Schmidt. The principal business of Marcus Schloss is as a broker-dealer. The principal business of MSCP is investing in securities. Rexford is the sole general partner of MSCP and its principal business is managing MSCP's business operations. Rexford Offshore is principally engaged in providing investment management services to MSC Offshore Fund, Ltd. ("MOFL"). Rexford Fund is principally engaged in making charitable contributions and is funded through contributions made to it by Marcus Schloss. The business address for each of Marcus Schloss, MSCP, Rexford, Rexford Offshore and Rexford Fund is One Whitehall Street, New York, New York 10004.

         None of Marcus Schloss, MSCP, Rexford, Rexford Offshore or Rexford Fund has in the past five years been convicted in any criminal proceeding, and in the past five years none of Marcus Schloss, MSCP, Rexford, Rexford Offshore or Rexford Fund has been a party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

         The sole executive officers of Marcus Schloss are Douglas Schloss and Richard P. Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss and, accordingly, each of them is a reporting person hereunder. The directors of Marcus Schloss are Douglas Schloss, Richard P. Schloss and James C. Cusumano.

         The sole executive officers of Rexford are Douglas Schloss, President, and Richard P. Schloss, Senior Vice President, and the sole director of Rexford is

Douglas Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford and, through Rexford, may be deemed to control MSCP.

         The Managing Members of Rexford Offshore are Douglas Schloss and Richard P. Schloss and each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford Offshore.

         The sole executive officers of Rexford Fund are Allan S. Sexter, President, Douglas Schloss, Secretary, and Richard P. Schloss, Treasurer. The directors of Rexford Fund are Douglas Schloss, Richard P. Schloss and Allan S. Sexter. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford Fund.

         The following information is provided in response to Item 2 for Douglas Schloss, Richard P. Schloss, James C. Cusumano, Mark K. Schmidt and Allan S.
Sexter:

         I.       (a)      Douglas Schloss

                  (b)      Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (c)      Chairman and Chief Executive Officer
                           Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (d) Mr. Schloss has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Schloss has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

                  (f)      U.S.A.

         II.      (a)      Richard P. Schloss

                  (b)      Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (c)      Director, President and Chief
                             Operating Officer
                           Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (d) Mr. Schloss has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Schloss has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

                  (f)      U.S.A.

         III.     (a)      James C. Cusumano

                  (b)      Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (c)      Director and Vice President
                           Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York  10004

                  (d) Mr. Cusumano has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Cusumano has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

                  (f)      U.S.A.

         IV.      (a)      Mark K. Schmidt

                  (b)      Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York   10004

                  (c)      Managing Director
                           Marcus Schloss & Co., Inc.
                           One Whitehall Street
                           New York, New York   10004

                  (d) Mr. Schmidt has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Schmidt has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

                  (f)      U.S.A.

         V.       (a)      Allan S. Sexter

                  (b)      Sexter & Warmflash P.C.
                           61 Broadway
                           New York, New York  10006

                  (c)      President
                           Sexter & Warmflash P.C.
                           61 Broadway
                           New York, New York  10006

                  (d) Mr. Sexter has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Sexter has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

                  (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Marcus Schloss to purchase the 226,300 Shares beneficially owned by Marcus Schloss on the date hereof (including the cost basis of Marcus Schloss in Shares acquired pursuant to the Spin-Off (as defined under Item 4 below)) was approximately $2,013,245, including commissions. The funds used by Marcus Schloss to purchase Shares (other than Shares acquired in the Spin-Off) have come from working capital and from margin transactions for Marcus Schloss financed by the Bank of New York, Bank of Tokyo, Bankers Trust, Chemical Bank, Spear, Leeds & Kellogg and/or Prime Dealer Services in the ordinary course of the lenders' and Marcus Schloss's businesses.

         The aggregate amount of funds used by MSCP to purchase the 588,600 Shares beneficially owned by MSCP on the date hereof (including the cost basis of Shares acquired through the Contribution (as defined under Item 4 below)) was approximately $4,148,279, including commissions. The funds used by MSCP to purchase Shares (other than Shares acquired through the Contribution) have come from working capital and from margin transactions for MSCP financed by Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. in the ordinary course of the lenders' and MSCP's businesses.

         Rexford Offshore does not own any Shares of record. However, pursuant to an Investment Management Agreement (the "Investment Management Agreement") between itself and MOFL, Rexford Offshore manages MOFL's investment portfolio and has discretionary power to vote and to dispose of any securities owned of record by MOFL (including the Shares). The aggregate amount of funds used by MOFL to purchase the 142,900 Shares beneficially owned by

MOFL was approximately $1,420,241, including commissions. The funds used by MOFL to purchase Shares have come from working capital and from margin transactions for MOFL financed by Goldman, Sachs & Co. in the ordinary course of such lender's and MOFL's businesses.

         On May 29, 1997 Marcus Schloss contributed 50,000 Shares to Rexford Fund. The cost basis of these Shares is $340,578.

         The aggregate amount of funds used by Mark K. Schmidt to purchase the 3,350 Shares beneficially owned by Mr. Schmidt was approximately $26,013, including commissions. Mr. Schmidt used personal funds to purchase the Shares.

Item 4.  Purpose of Transaction.

         Marcus Schloss acquired 521,300 Shares on December 2, 1991 pursuant to a spin-off (the "Spin-Off") of Company stock effected by Whittaker Corporation. Prior to the Spin-Off, the Company was a wholly-owned subsidiary of Whittaker Corporation. Marcus Schloss has effected transactions in Shares at various times following the Spin-Off. At December 31, 1991 Marcus Schloss owned beneficially and of record 496,000 Shares, representing approximately 4.7% of the Shares then outstanding. At December 31, 1992 Marcus Schloss owned beneficially and of record 599,700 Shares, representing approximately 5.7% of the Shares then outstanding (as calculated under Rule 13d-1(e)). On February 8, 1993 Marcus Schloss (and Douglas Schloss and Richard P. Schloss, as controlling persons) filed a statement on Schedule 13G in respect of Marcus Schloss's ownership of such 599,700 Shares.

         On January 4, 1994 MSCP was organized and Marcus Schloss purchased a limited partnership interest therein for $100. On January 10, 1994 Marcus Schloss increased its investment in MSCP by contributing to MSCP 400,000 Shares and certain other securities (the "Contribution"). The Contribution was intended to create for MSCP an initial investment portfolio substantially similar to Marcus Schloss's own portfolio (excluding stocks in which Marcus Schloss was then a registered stock exchange specialist). MSCP has effected transactions in Shares at various times following the Contribution.

         Marcus Schloss and MSCP (and Douglas Schloss, Richard P. Schloss and Rexford, as controlling persons) filed a statement on Schedule 13D promptly after the Contribution was made. This filing was made to address the possibility that, following the Contribution, Marcus Schloss, MSCP, Rexford, Douglas Schloss and Richard P. Schloss could jointly be deemed to constitute a "person" under
Section 13(d)(3) of the Securities Exchange Act of 1934. Any such "person" would not qualify to file Schedule 13G under Rule 13d-1(b)(1) because certain of its constituent parties were not persons of a type described in Rule 13d-1(b)(1)(ii)
(A)-(G).

         On August 25, 1997 Cambrex Corp. announced that it had signed an agreement to purchase the Company for $130.9 million, or $11.625 per Share. Each of the reporting persons on this Schedule 13D may have taken (and may take) that information and other factors into account in purchasing or selling Shares on or after August 25, 1997. Otherwise, no such reporting person has or has had any intention, plan or proposal with respect to paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 25, 1997, Marcus Schloss beneficially owned 226,200 Shares, representing approximately 2.1% of the 10,760,866 Shares outstanding, as most recently reported by the Company on its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997. As of the close of business on August 25, 1997, MSCP beneficially owned 588,600 Shares, representing approximately 5.5% of the Shares outstanding. As of the close of business on August 25, 1997, Rexford Offshore beneficially owned 142,900 Shares, representing approximately 1.3% of the Shares outstanding. As of the close of business on August 25, 1997, Rexford Fund beneficially owned 50,000 Shares, representing approximately 0.5% of the Shares outstanding. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss, Rexford, Rexford Offshore and Rexford Fund and, through Rexford, each of them may be deemed to control MSCP. Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund therefore may be deemed to be under common control. In addition, each of Douglas Schloss and Richard P. Schloss may be deemed through Rexford Offshore to have discretionary power over the investments of MOFL. Accordingly, (i) each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of the entire 1,007,700 Shares owned of record by Marcus Schloss, MSCP, MOFL and Rexford Fund (representing approximately 9.4% of the outstanding Shares), (ii) Rexford may be considered to have beneficial ownership of the 588,600 Shares owned of record by MSCP, and
(iii) Rexford Offshore may be considered to have beneficial ownership of the 142,900 Shares owned of record by MOFL. As of the close of business on August 25, 1997, Mark K. Schmidt beneficially owned 3,350 Shares, representing less than 0.1% of the Shares outstanding. The 3,350 Shares beneficially owned by Mr. Schmidt include 1,850 Shares owned by Mr. Schmidt and an additional 1,500 Shares owned by his spouse in an account over which Mr. Schmidt holds a power of attorney.

         Alison Schloss, the spouse of Douglas Schloss, owns of record 900 Shares and is the trustee of two trusts which, in the aggregate, own of record 2,600 Shares. The beneficiaries of such trusts are the children of Alison Schloss and Douglas Schloss. Douglas Schloss disclaims beneficial ownership of all such Shares owned by Alison Schloss or such trusts.

         (b) Marcus Schloss has sole power to vote and sole power to dispose of all 226,200 Shares owned of record by it. MSCP has sole power to vote and sole power to dispose of all 588,600 Shares owned of record by it. Rexford Fund has sole power to vote and sole power to dispose of all 50,000 Shares owned of record by it. Douglas Schloss and Richard P. Schloss, each of whom may be deemed to control each of Marcus Schloss and Rexford Fund, direct the investments and voting of Marcus Schloss and Rexford Fund. Rexford, as the sole general partner of MSCP, directs the investments and voting of MSCP. As stated above, each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford and thereby MSCP.

         Pursuant to the Investment Management Agreement, Rexford Offshore has discretionary power to vote and to dispose of any securities owned of record by MOFL. Rexford Offshore therefore may be deemed to have sole power to vote and sole power to dispose of the 142,900 Shares owned of record by MOFL. As stated above, each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford Offshore.

         Mark K. Schmidt has sole power to vote and sole power to dispose of the 3,350 Shares he beneficially owns.

         (c) Schedule I hereto sets forth all transactions in the Shares during the past 60 days by MSCP and MOFL. There have been no transactions in the Shares during the past 60 days by any of Marcus Schloss, Rexford, Rexford Offshore, Rexford Fund, Douglas Schloss, Richard P. Schloss or Mark K. Schmidt.

         (d) None.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Each of MSCP and MOFL is offering its securities on an ongoing basis to selected investors. The separate private placement memoranda (the "Memoranda") relating to the limited partnership interests of MSCP or to the shares of MOFL, as the case may be, disclose that potential conflicts of interest could exist between Marcus Schloss and MSCP, or between Marcus Schloss and MOFL, because (i) Marcus Schloss invests in securities for its own account, (ii) Marcus Schloss, MSCP and MOFL will invest in many of the same securities, and (iii) Marcus Schloss and MSCP, or Marcus Schloss and Rexford Offshore, as the case may be, could be deemed to be under common control. Accordingly, Marcus Schloss, MSCP and MOFL have adopted certain procedures they follow in their proprietary trading activities (excluding market making transactions by Marcus Schloss in securities for which it is a registered NASDAQ market maker). These procedures apply to transactions in the Shares. In relevant part, the procedures provide that:

              A. MSCP and MOFL will always have priority over Marcus Schloss in regard to contemporaneous purchases or sales of any specific class of securities. Accordingly, if at any time Marcus Schloss and MSCP or MOFL intend to purchase a specific class of securities, and only a limited amount of those securities is then available for purchase at a suitable price, MSCP and MOFL shall have the right to purchase, on a pari passu basis, all of the available securities (or as many as they choose to purchase) before Marcus Schloss purchases any. If at any time Marcus Schloss and MSCP or MOFL intend to sell a specific class of securities, and not all of the securities they intend to sell can then be sold at a suitable price, MSCP and MOFL shall have the right to sell, on a pari passu basis, all of the securities they intend to sell (subject to the availability of willing purchasers) before Marcus Schloss sells any such securities.

              B. Whenever Marcus Schloss and MSCP or MOFL simultaneously purchase the same securities, or simultaneously sell the same securities, MSCP and MOFL shall receive the same price as Marcus Schloss or a better price. Whenever MSCP and MOFL simultaneously purchase the same securities, or simultaneously sell the same securities, they shall receive the same price. All same-day purchases or sales shall be deemed "simultaneous" for purposes of this procedure.

              C. Subject to certain limited exceptions, Marcus Schloss, MSCP and MOFL will not sell any securities to one another.

         Marcus Schloss, MSCP and MOFL have not made any undertakings in the Memoranda regarding the voting of securities. Marcus Schloss, MSCP, Rexford Offshore and Rexford Fund believe, however, that they ordinarily will vote in the same manner any securities (including the Shares) that they or MOFL may own.

         The foregoing arrangements among Marcus Schloss, MSCP and MOFL are described in the Memoranda but are not the subject of any written contract or agreement. Also, as the general partner and a limited partner, respectively, of MSCP, Rexford and Marcus Schloss participate in any investments (including the Shares) made by MSCP to the extent of their respective partnership interests.

         Under the Investment Management Agreement, Rexford Offshore manages the investment of MOFL's assets and has discretionary power to vote and to dispose of any securities MOFL may acquire. MOFL is an exempted company organized under the laws of the Cayman Islands. Its principal business is investing in securities. The business address for MOFL is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896GT, Harbour Center, Second Floor, George Town, Grand Cayman, Cayman Islands, B.W.I. In performing its duties as investment manager for MOFL, Rexford Offshore is subject to the policies and ultimate control of MOFL's board of directors.

         Rexford Offshore is entitled under the Investment Management Agreement to receive periodic management fees from MOFL and may also earn annual incentive fees. Rexford Offshore therefore has an indirect interest in the performance of any investments (including the Shares) made by MOFL. The Investment Management Agreement will remain in effect through December 31, 1997, and from year to year thereafter, except that it may be terminated by Rexford Offshore or MOFL upon 90 days' written notice.

         Mark K. Schmidt is an officer of Marcus Schloss. Mr. Schmidt may participate in the review and evaluation of investments made by Marcus Schloss, MSCP and MOFL but does not have sole or shared power to vote (or to direct the voting of) or to dispose of (or to direct the disposition of) any securities owned by Marcus Schloss, MSCP or MOFL.

         Except as stated above, there are no contracts, arrangements, under standings or relationships (legal or otherwise) among Marcus Schloss, Rexford, MSCP, Rexford Offshore, Rexford Fund, Douglas Schloss, Richard P. Schloss or Mark K. Schmidt, and any executive officer, director or controlling person of Marcus Schloss, Rexford, MSCP, Rexford Offshore or Rexford Fund, or between any such person and any other person, with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit A: Joint Filing Agreement

DISCLAIMERS

         Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein. Marcus Schloss hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than 226,200 Shares owned of record by Marcus Schloss. Each of Rexford and MSCP hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 588,600 Shares owned of record by MSCP. Rexford Offshore hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 142,900 Shares owned of record by MOFL. Rexford Fund hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 50,000 Shares owned of record by Rexford Fund. Mark K. Schmidt hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 3,350 Shares he owns of record or over which he holds a power of attorney.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                              MARCUS SCHLOSS & CO., INC.


                              By: /s/ Richard P. Schloss
                                 -----------------------------------------------
                                 Richard P. Schloss
                                 President


                              MSC PARTNERS, L.P.
                              By:  Rexford Management, Inc.
                                    General Partner

                                   By: /s/ Richard P. Schloss
                                      ------------------------------------------
                                      Richard P. Schloss
                                      Senior Vice President


                              REXFORD MANAGEMENT, INC.


                              By: /s/ Richard P. Schloss
                                 -----------------------------------------------
                                 Richard P. Schloss
                                 Senior Vice President


                              REXFORD OFFSHORE, L.L.C.


                              By: /s/ Richard P. Schloss
                                 -----------------------------------------------
                                 Richard P. Schloss
                                 Managing Member


                              REXFORD FUND, INC.


                              By: /s/ Richard P. Schloss
                                 -----------------------------------------------
                                 Richard P. Schloss
                                 Treasurer

                              DOUGLAS SCHLOSS


                              --------------------------------------------------
                              Douglas Schloss*


                              RICHARD P. SCHLOSS


                              /s/ Richard P. Schloss
                              --------------------------------------------------
                              Richard P. Schloss


                              MARK K. SCHMIDT


                              /s/ Mark K. Schmidt
                              --------------------------------------------------
                              Mark K. Schmidt












--------
* Douglas Schloss is not available at the date of this Amendment. It is expected that his signature will be added through a further amendment.

                                   SCHEDULE I


         This Schedule sets forth information with respect to each transaction in the Shares which was effected by MSCP or MOFL since June 27, 1997. All transactions were effected in the open market on United States securities exchanges through a broker.



                                      Number of
 Trade                   Settlement     Shares       Price Per
 Date       Purchaser      Date       Purchased       Share*      Total
 -----      ---------    ----------   ---------      ---------    -----
8/25/97       MSCP       8/28/97       58,600        $11.4605     $  671,587.25
8/25/97       MOFL       8/28/97       93,400        $11.4482     $1,069,257.75

--------

*  Includes commissions

                                  EXHIBIT INDEX



                                                                      Page
                                                                      ----
Exhibit A     Joint Filing Agreement                                   24